Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-4499

(212) 818-8800

Facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

December 26, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	LuxUrban Hotels Inc.
Registration Statement on Form S-1
Filed December 2, 2024
File No. 333-283560

Ladies and Gentlemen:

On behalf of LuxUrban Hotels Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated December 20, 2024, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement filed on December 26, 2024.

Capitalized terms used but not defined herein have the meanings ascribed to them on the Registration Statement.

Registration Statement on Form S-1 filed December 2, 2024

Selling Stockholders, page 15

1.	Please disclose in this section how each of the selling stockholders acquired the shares being offered for resale, as it appears that not all the private placements are described. For each entity, identify in the footnotes to the table the natural persons who have voting or dispositive power over the shares being offered. Clarify whether any of the selling stockholders have had within the past three years any position, office or other material relationship with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Please see the revised Selling Stockholders section and related table footnotes, as well as additional disclosures in the “Recent Developments” section of the prospectus summary. We have indicated by footnote to each Selling Stockholder the transaction in which the indicated shares were issued. The “Recent Developments” section describes each of the transactions – the 2024 Debt Placement, Greenle issuances and shares-for-debt exchange. We have added addresses and the identify of each natural person having dispositive power of shares held by entities. We have also identified any positions Selling Stockholders or their affiliates have had with the company.

Securities and Exchange Commission

December 26, 2024

Incorporation of Information by Reference, page 20

2.	Please revise your incorporation by reference disclosure to include your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2024.

Please note this section has been revised as directed above.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

GRAUBARD MILLER

/s/ Brian L. Ross

cc:	Brian Ferdinand, Interim Chief Executive Officer